United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007
or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _________ to _________
Commission file number 333-85535
Saga Communications, Inc. Employee Stock Purchase Plan

(Full title of plan)
Saga Communications, Inc.
73 Kercheval Avenue
Grosse Pointe Farms, Michigan 48236

(Name of Issuer of Securities Held Pursuant to Plan and Address of its Principal Executive Office)

Saga Communications, Inc.
Employee Stock Purchase Plan
Financial Statements as of
December 31, 2007 and 2006
and for the three years in the period ended December 31, 2007 with Report of Independent Registered Public Accounting Firm

Saga Communications, Inc.
Employee Stock Purchase Plan
Financial Statements
as of December 31, 2007 and 2006
and for the three years in the period ended December 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator
Saga Communications, Inc.
     Employee Stock Purchase Plan
We have audited the accompanying statements of financial condition of the Saga Communications, Inc. Employee Stock Purchase Plan as of December 31, 2007 and 2006, and the related statements of changes in plan equity for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at December 31, 2007 and 2006, and the changes in its plan equity for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/S/ Ernst & Young LLP
Detroit, Michigan
March 26, 2008

Saga Communications, Inc. Employee Stock Purchase Plan
Statements of Financial Condition

	December 31,
	2007	2006
Assets
Common stock of Saga Communications, Inc. at fair value (130,042 shares at a cost of $1,880,129 at December 31, 2007 and 118,482 shares at a cost of $1,844,068 at December 31, 2006)	$765,949	$1,138,617

Plan Equity
Plan equity (178 participants at December 31, 2007 and 187 participants at December 31, 2006)	$765,949	$1,138,617

See accompanying notes.

Saga Communications, Inc. Employee Stock Purchase Plan
Statements of Changes in Plan Equity

	For the years ended December 31,
	2007	2006	2005
Additions:
Participant contributions	$137,655	$179,441	$250,077
Employer contributions	24,298	31,697	44,129

	161,953	211,138	294,206

Deductions:
Plan distributions	(66,738)	(27,595)	(139,087)

	95,215	183,543	155,119

Realized loss on sale of investments	(32,889)	(7,831)	—
Net unrealized depreciation in fair value of investments	(434,994)	(105,551)	(543,490)

Net (decrease) increase	(372,668)	70,161	(388,371)

Plan equity-beginning of period	1,138,617	1,068,456	1,456,827

Plan equity-end of period	$765,949	$1,138,617	$1,068,456

See accompanying notes.

Saga Communications, Inc.
Employee Stock Purchase Plan
Notes to Financial Statements
December 31, 2007
1. Description of the Plan
In 1999, the stockholders of Saga Communications, Inc. (“Company”) approved the Saga Communications, Inc. Employee Stock Purchase Plan (“Plan”) under which 1,562,500 shares of the Company’s Class A Common Stock could be sold to the Company’s employees. The Plan was effective July 1, 1999, and employees were eligible to begin contributing on October 1, 1999.
Employees are eligible to participate in the Plan if they are employed by the Company or any of its subsidiaries and 1) customarily work a minimum of 20 hours per week and 2) have completed six consecutive months of service.
Each calendar year quarter, an offering is made to eligible employees to purchase Class A Common Stock of the Company under the provisions of the Plan. An eligible employee may elect to withhold 1 to 10 percent of their compensation (up to a limit of $5,000 per year) to purchase shares of the Company’s stock at a price equal to 85 percent of the fair value of the stock as of the last day of such quarter. The Company contributes the difference between the cost of shares acquired and the participant purchase price.
Participants are not permitted under the Plan to dispose of any shares purchased under the Plan within two years after the later of (i) the beginning of the quarter in which a deduction was taken from the participant’s compensation for the purchase of the shares, or (ii) the expiration of one year from the date the shares were transferred to the participant.
Participants are immediately 100% vested in the Plan.
Shares are purchased on the last day of each quarter. There were 19,267, 23,340 and 21,000 shares issued under the Plan during 2007, 2006 and 2005, respectively. There were 7,707, 3,152 and 9,164 shares disposed of during 2007, 2006 and 2005, respectively.
The Plan will terminate upon the issuance of 1,562,500 shares pursuant to the Plan or December 31, 2008. The Company currently has no intention of continuing the Plan beyond December 31, 2008. As of December 31, 2007, 166,783 shares have been issued pursuant to the Plan and 1,395,717 shares are available for issuance under the Plan.

Saga Communications, Inc.
Employee Stock Purchase Plan
Notes to Financial Statements (Continued)
2. Significant Accounting Policies
Administrative Expenses
The costs of administering the Plan are borne by the Company unless and until a participant receives written notice of the impositions of administrative costs, with such costs to begin effective with the next quarterly offering as described in Note 1. Currently, the Company pays all administrative fees and costs associated with the Plan. Brokerage fees or commissions when Class A Common Stock is sold are paid by the participants.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Fair Value of Investment
The fair value of common stock held in the Plan is based on the quoted closing market price of the Company’s Class A Common Stock on the last business day of the plan year.
Recently Issued Accounting Standards
In September 2006, the FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosure about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company has not determined the effect that the adoption of SFAS No. 157 will have on the Plan’s financial statements.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning November 15, 2007. The Company has not determined the effect that the adoption of SFAS No. 159 will have on the Plan’s financial statements.

Saga Communications, Inc.
Employee Stock Purchase Plan
Notes to Financial Statements (Continued)
3. Income Tax Status
The Plan qualifies as an employee stock purchase plan under Section 423 of the Internal Revenue Code (the “Code”) which allows employees to purchase stock at a discount without immediate taxation on the amount of the discount. The plan is not subject to the Employee Retirement Income Security Act of 1974 (ERISA).

EXHIBIT INDEX
Exhibit
23.1      Consent of Ernst & Young LLP

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SAGA COMMUNICATIONS, INC. EMPLOYEE STOCK PURCHASE PLAN
Date: March 31, 2008	/s/ Marcia K. Lobaito
Marcia K. Lobaito
Plan Administrator

Date: March 31, 2008	/s/ Catherine A. Bobinski
Catherine A. Bobinski
Vice President, Controller